Exhibit 10.2

Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

December 30, 2011

Mr. Sean Connolly

{home address}

Dear Sean:

With the enthusiastic support of the Company’s full Board of Directors, I am pleased to offer you the position of Chief Executive Officer (CEO) of the North America Retail and Foodservice (NARF) business of Sara Lee Corporation (the “Company”). After the Company spins off its International Coffee and Tea business as a newly established public company, retaining its Retail and Foodservice business (“MeatCo”), your position will become Chief Executive Officer of MeatCo. Prior to the spin-off, you will report to me, as Executive Chairman of the Board.

This offer and the attached MeatCo Chief Executive Officer (CEO) Term Sheet (“Term Sheet”) have been approved by the Board. This offer is irrevocable and will remain open for your acceptance until January 3, 2012 at 10:00 p.m. (Central Time). The Term Sheet is incorporated into this letter and sets forth the important points of our offer to you. This letter and the Term Sheet are binding on the Company, and binding on you when signed by you, and may not be terminated or changed without the parties’ written agreement, except as provided therein.

We look forward to you joining our team in January. If you accept this offer, your first day of employment with the Company would be January 17, 2012.

Your responsibilities prior to and after the spin-off will be as described on the Term Sheet. Additionally, you will be eligible for the benefits and perquisites applicable to the Company’s Senior Executives, several of which are described in the attached Term Sheet. We also have other policies and programs applicable to the Company’s Senior Executives that would apply to you upon joining the Company. Summaries of these policies and programs that we have not yet provided to you will be made available to you upon your arrival at the Company.

Sean, the Board of Directors has enjoyed getting to know you and we look forward to you becoming an integral member of Sara Lee’s senior leadership team. I am excited about the opportunity to work together as we write the next chapter in Sara Lee’s history.

Sincerely,	Accepted by:

/s/ Jan Bennink	/s/ Sean Connolly
Executive Chairman of the Board
Date: 1/2/2012

MeatCo Chief Executive Officer (CEO) Term Sheet

Title: On the start date, you (“CEO”) will be the Chief Executive Officer, North America Retail & Foodservice (“NARF”) until Sara Lee spins off its International Coffee and Tea business, from its North America business (“MeatCo”), as a newly established public company (the “Spin Off”); at the time of the Spin Off, CEO’s title will become CEO MeatCo and a member of MeatCo’s Board of Directors. CEO will be appointed an Executive Vice President of Sara Lee at its next meeting of the Board of Directors. As used in this Term Sheet, for the period occurring after the Spin Off, references to “Sara Lee” and to “MeatCo” are synonymous.

Start Date: January 17, 2012

Reports To: Jan Bennink, Executive Chairman of Sara Lee Corporation prior to the Spin Off. After the Spin Off, the CEO will report only to the MeatCo Board of Directors.

Authority: The CEO shall have all of the authority, duties and responsibilities of his then position in a company of similar size and type. All senior functional executives and senior executives leading operations of NARF or MeatCo, as the case may be, shall report to CEO.

Location: Current NARF executive offices in Downers Grove, Illinois or, as announced, future MeatCo offices in Chicago, Illinois (or in either case within 50 miles thereof).

Hiring Payment: Sara Lee will provide a buyout of existing Campbell Soup (the “Prior Employer”) Long Term incentives, equal to $3.65 million. This payment will be done in the following manner:

•

$1.65 million in cash, payable at the end of January 2012 (“Cash Payment”). If CEO voluntarily terminates his employment (other than due to a Special Event (defined below)) or is terminated by Sara Lee for Cause (as defined in the Sara Lee Corporation Severance Plans for Corporate Officers (the “Severance Plans”) and applicable for all purposes of this Term Sheet) prior to December 31, 2012, he will be immediately required to repay the sum of $1.65 million in cash to Sara Lee (or, if after the Spin Off is completed, to MeatCo).

•

$2.0 million grant, on the date of the Sara Lee Board meeting at the end of January 2012, in the form of restricted common stock of Sara Lee that will fully vest on September 30, 2013 or earlier in the event of the termination of the CEO by Sara Lee or MeatCo without Cause or termination of employment by CEO due to a Special Event, and will continue to vest in the event of CEO’s death, or Total Disability (as defined under the appropriate long term disability benefit plan in which CEO participates), (“Sign On Stock”). For sake of clarity, the restrictions on the Sign On Stock will not lapse as a result of the Spin Off. The number of shares granted will be based on the fair market value of Sara Lee common stock on the date of grant. Upon vesting, the Sign On Stock delivered will be reduced by the number of shares having a value necessary to cover minimum tax withholding, after applying accrued dividend equivalents to such withholding.

In addition, Sara Lee will provide a buyout of CEO’s existing Prior Employer annual cash bonus, at target payout, prorated for the period from the start of the Prior Employer’s current fiscal year through the date of CEO’s termination of employment with the Prior Employer. This buyout will be in the form of a $250,000 cash payment, payable no later than February 28, 2012 (this amount, collectively with the Cash Payment, the “Sign On Cash”).

Starting Base Salary: $900,000 per annum, with next review scheduled for September 1, 2012. Base Salary may be increased but not decreased (other than decreases affecting other senior executive officers on a like proportionate basis or decreases due to requirements of law or regulation).

Annual Incentive Plan (AIP): FY12 AIP target will be 100% of base salary (with maximum payout of 150%), based on actual performance of the businesses that will comprise MeatCo at the time of the Spin Off (per the FY12 AIP plan). For FY12 AIP, payout is guaranteed at target. For the purpose of FY12 AIP, the bonus will be pro-rated from the start date (provided, in the event of a Postponed Start (defined below), such proration will be based on the assumed start date above). CEO’s participation in the AIP will be governed by the terms and conditions of the plan, except as otherwise provided herein.

Long Term Incentive (LTI): CEO will receive an LTI award for FY12-14 with a value of $1.8 million. For the FY12-14 period, this grant will be distributed as follows:

•

Form of grant: All of the FY12-14 LTI will be paid 50% in Performance Share Units (PSUs) and 50% in Stock Options, with the number of shares granted contingent on the stock price and respecting the stock options the Black-Scholes value at close of business on the day of the grant.

•

Timing: 1/3 of the LTI grant ($600,000 value) will be made in January 2012, and the PSU payout will be contingent on Sara Lee’s Operating Income for FY12, as set forth in the FY12-14 program. This PSU grant will have a maximum payout of 150%. The grants shall be in the same form as the previously granted FY 12-14 LTI grants to other senior executives, as modified to conform with this Term Sheet. The remaining 2/3 of the grant ($1,200,000), 50% as PSU’s and 50% as Stock Options, will be granted after the Spin Off is complete, but in no event later than December 31, 2012. If the grant date is after completion of the Spin Off, then the PSU payout will be based on MeatCo’s Total Shareholder Return (TSR) against a peer group (still to be defined) for the period from grant date through the last day of fiscal 2014. If the grant date is before completion of the Spin Off, then the PSU payout will be based on Sara Lee’s Operating Income for FY12, as set forth in the FY12-14 program. This PSU grant is intended to have a maximum payout of 150% (to be formally approved by the Compensation & Benefits Committee once the performance peer group is finalized and the award granted by December 31, 2012). These grants will be in substantially the same form as the grants made to other senior executives at such time (to the extent granted to other senior executives), as modified to conform with this Term Sheet.

•

Vesting: The FY12-14 grant will vest in full at the end of August 2014 and will be subject to the terms of Sara Lee’s FY12-14 LTI program. All vesting shall be measured from the start date (provided, in the event of a Postponed Start, vesting will be measured from the assumed start date above).

FY 13-15 LTI grants: The next grant, with a target value of $3,000,000 will be given for the FY13-15 LTI period, which begins in July 2012. The FY13-15 LTI grant is expected to be made on the date of the Board meeting at the end of August 2012, which is the normal annual grant date, but in no event will CEO’s FY13-15 LTI grant be made later than December 31, 2012. The form of the FY13-15 LTI grant has not yet been determined. If the Spin Off has been completed prior to the grant date, the LTI grant will be made by MeatCo. If the Spin Off has not been completed by the August 2012 grant date, CEO will receive an LTI grant consistent with the grants made to similarly situated Sara Lee executive officers and MeatCo will make any remainder grant after the Spin Off has been completed, but in any event a grant with a target value of $3,000,000 will be fully made by December 31, 2012. All vesting will be measured from the date of the first grant. All forms of grant shall be modified to conform with this Term Sheet.

Vacation: CEO will be entitled to vacation in accordance with Sara Lee practice, which is currently 20 days per calendar year.

Company Car: $1,000 per month (gross payment, paid in accordance with payroll schedule)

Benefits: CEO will be eligible for benefits as a salaried employee, including participation in the medical, dental, vision, and 401(k) plans. Additional details will be provided separately.

Termination/Severance: In the event CEO’s employment is terminated without Cause, or CEO terminates due to a Special Event, then (i) CEO will be provided with benefits in accordance with the Severance Plans, (ii) CEO will not be required to repay the Sign On Cash, (iii) the Sign On Stock would vest in full, as of the date of CEO’s termination, (iv) any unvested FY12-14 or FY13-15 LTI grants would vest pro rata from the start date (or if a Postponed Start, the assumed start date above) in accordance with the terms of the applicable grant notice and agreement, provided, in the event (and only in such event) that such termination occurs before the Spin Off, CEO will be entitled to one year of additional vesting credit under such awards, and (iv) any vested stock options held by CEO on the date of termination would remain exercisable by CEO until the earlier of the expiration date of the stock option or one year after the date of termination of employment, (v) CEO would be entitled to any accrued but unpaid amounts and any other amounts or benefits due under the Severance Plans. For purposes of this Term Sheet, a “Special Event” shall mean the occurrence of any, without CEO’s consent, of (w) the Spin Off does not occur by March 31, 2013, (x) CEO is not the Chief Executive Officer of MeatCo effective on the date of the Spin Off, (y) not all senior functional executives and senior executives leading operations (A) of NARF before the Spin Off and (B) of MeatCo after the Spin Off, as the case may be, report to CEO or (z) CEO’s salary is reduced other than as permitted under “Starting Base Salary” above; provided, no Special Event shall occur unless all of (1) CEO notifies Sara Lee or MeatCo, as the case may be, in writing within 90 days (or, for an event under (w) or (x) above, as provided at “Non-occurrence of the Spin Off’ below) of the occurrence of, and details describing, such Special Event, (2) which Special Event is not cured by Sara Lee or MeatCo (as the case may be), if curable, within 30 days of receipt of such written notice and which, as a result thereof, (3) CEO voluntarily terminates employment within 10 days after the end of such cure period. Neither Sara Lee nor MeatCo will reduce or terminate the benefits available to CEO under, or otherwise materially adversely amend, the Involuntary Termination Plan as set forth in Article II of the Severance Plans in effect on the date hereof prior to the first anniversary of the date of completion of the Spin Off, except as required by applicable law.

Change in Control: Until the date of the Spin Off, CEO will be eligible for the Change of Control Plan benefits as set forth in Article III of the Severance Plans, on the same terms and conditions as are applicable generally to other officers who are eligible to participate in the Severance Plans. The Spin Off does not constitute a change of control. After the Spin Off, CEO will be eligible to continue to participate in the Severance Plans, or any other change of control plan, as modified or adopted by MeatCo; provided, no reduction or termination or other material amendment of the benefits available to CEO under the Change of Control Plan as set forth in the Severance Plans in effect on the date hereof shall be effective with respect to CEO prior to the date that is 18 months following the date of completion of the Spin Off except as required by applicable law.

Non-occurrence of the Spin Off or Non-appointment as CEO: As provided above, a Special Event will occur in the event that the Spin Off is not completed by March 31, 2013 with CEO as Chief Executive Officer of MeatCo; provided, that this Special Event shall require that CEO provide Sara Lee written notice thereof by the earlier of (i) 30 days after completion of the Spin Off or (ii) April 30, 2013, and (it being agreed herein that such event is not curable) CEO’s termination shall be effective 10 days after Sara Lee’s receipt of such notice.

Relocation Costs: CEO will be eligible for relocation benefits pursuant to the Sara Lee Relocation Policy, including movement of household belongings & furnishings from his current residence to Chicago. Additional details have been provided in a separate document.

Legal Fees: Sara Lee will pay legal expenses incurred in connection with the negotiation of the terms of CEO’s employment (apart from any fees applicable with respect to Indemnification and Defense below) up to a maximum of $50,000, subject to Sara Lee’s receipt of reasonable documentation of such expenses, plus, if such amount is treated as taxable income to CEO, an additional amount such that CEO has no after tax cost for the legal fees or such additional amount.

Sara Lee Restrictive Covenants: Any Sara Lee restrictive covenants shall not apply in the event CEO does not commerce active service activity with Sara Lee (even if on payroll). Upon the Spin Off, any restrictive covenants shall apply only to MeatCo. In the event the Spin Off does not occur, the restrictive covenants shall apply to Sara Lee, but only with regard to MeatCo generally and to employment or service with the material competitors of the coffee or tea businesses. If CEO has commenced employment, the Sara Lee restrictive covenants will apply following such termination in accordance with their terms, as modified by this Term Sheet. The provisions of this “Sara Lee Restrictive Covenants” section will apply to provisions in other Sara Lee documents and agreements that restrict or prohibit CEO from performing services or taking other actions that compete with Sara Lee, or that would result in a forfeiture or penalty if CEO competes with Sara Lee, including but not limited to the “Non-Competition, Non-Solicitation and Confidentiality Agreement” that CEO will be required to accept in connection with the grant of Sara Lee equity awards described in this Term Sheet.

Limitation on Providing Service for Sara Lee. In the event that as a result of any action of the Prior Employer, CEO is prohibited from commencing on the assumed start date above or continuing his service to Sara Lee or Sara Lee decides to delay said start date or suspend the providing of such services (“Postponed Start”), CEO shall still be fully compensated as if he has started employment in the position on said date and continued uninterrupted thereafter.

Release Form: The release form to be used in connection with any requirement under the Severance Plan shall be that in effect at the time of any such termination, with the following provision as to Disparagement inserted therein in lieu of any other such provision therein: “Each of the Executive and the Employer (for purposes hereof, “the Employer” shall mean only (i) the Employer by press release or other formally released announcement and, (ii) the executive officers thereof and not any other employee), agrees that during the Term and thereafter not to, directly or indirectly, make any public statements that disparage the other party, or in the case of the Employer, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings), normal competitive-type statements, statements made in the good faith performance of the Executive’s duties and good faith statements in rebuttal of the other party’s statements shall not be subject to this paragraph. There shall be no third party beneficiaries of this provision. This non-disparagement provision shall expire three (3) years after the termination of Executive’s employment hereunder.”

Indemnification and Defense: The provisions set forth in Attachment A hereto are incorporated by reference and apply as if stated herein.

409A:

The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Code Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be limited, construed and interpreted in accordance with such intent. If the Executive notifies Sara Lee or MeatCo, as the case may be (with specificity as to the reason therefore) that the Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause the Executive to incur any additional tax or interest under Code Section 409A and Sara Lee or MeatCo, as the case may be, concurs with such belief or Sara Lee or MeatCo, as the case may be (without any obligation whatsoever to do so) independently makes such determination, and modifying such provision would avoid such additional tax or interest, Sara Lee or MeatCo, as the case may be, shall, after consulting with the Executive, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Executive and Sara Lee or MeatCo, as the case may be, of the applicable provision without violating the provisions of Code Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Code Section 409A and, for purposes of any such provision of this Plan, references to a “termination,” “termination of employment” or like terms shall mean Separation from Service. Notwithstanding any provision to the contrary in this Agreement, if the Executive is deemed on the date of his termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by Sara Lee or MeatCo, as the case may be, from time to time, or if none, the default methodology set forth in Code Section 409A, then with regard to any payment or the providing of any benefit that constitutes “non-qualified deferred compensation” pursuant to Code Section 409A that is payable due to the Executive’s Separation from Service, to the extent required to be delayed in compliance with Code Section 409A(a)(2)(B) (and the Treasury Regulations thereunder), it being understood that where no delay is required payments (or partial payments) shall be commenced as soon as otherwise provided herein, such payment or benefit shall not be made or provided to the Executive (subject to the last sentence of this Section 25(b)) prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the Executive’s Separation from Service, and (ii) the date of the Executive’s death (the “Delay Period”). For avoidance of doubt, the Severance Payment shall not be treated as non-qualified deferred compensation that is required to be delayed in compliance with Code Section 409A(a)(2)(B) to the extent that it meets the exemption set forth in Department of Treasury Regulation Section 1.409A-1(b)(9)(iii) (for separation pay due to involuntary separation from service) and only that portion, if any, of the Severance Payment that exceeds the exempt amount shall be subject the delay, if any, required pursuant to the preceding sentence. On the first day of the seventh month following the date of the Executive’s Separation from Service or, if earlier, on the date of the Executive’s death, all payments delayed pursuant to this Section 409A provision (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due to the Executive under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

Notwithstanding the foregoing, to the extent that the provision of any welfare benefits provided to the Executive following his Separation from Service will be treated as non-qualified deferred compensation that is required to be delayed (after taking into account the exemption in Department of Treasury Regulation Section 1.409A-1(b)(9)(v)) but would not be required to be delayed if the premiums therefor were paid by the Executive, the Executive shall pay the full cost of the premiums for such welfare benefits during the Delay Period and Sara Lee or MeatCo, as the case may be, shall pay the Executive an amount equal to the amount of such premiums paid by the Executive during the Delay Period promptly after its conclusion.

In no event whatsoever shall Sara Lee or MeatCo, as the case may be, be liable for any additional tax, interest or penalties that may be imposed on the Executive by Code Section 409A or any damages for failing to comply with Code Section 409A.

To the extent any reimbursement of costs and expenses provided for under this Agreement constitutes taxable income to the Executive for Federal income tax purposes, such reimbursements shall be made no later than December 31 of the calendar year next following the calendar year in which the expenses to be reimbursed are incurred.

With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment.

Whenever a payment under the Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of Sara Lee or MeatCo, as the case may be.

To the extent that this Agreement provides for your indemnification by Sara Lee or MeatCo, as the case may be, and/or the payment or advancement of costs and expenses associated with indemnification, any such amounts shall be paid or advanced to the Executive only in a manner and to the extent that such amounts are exempt from the application of Code Section 409A in accordance with the provisions of Treasury Regulation 1.409A-1(b)(10) or that are provided in accordance with Code Section 409A.

8